United States securities and exchange commission logo





                              December 21, 2020

       Borisi Alborovi
       President
       Medicale Corp.
       Otar Lortkifanidze 16
       Tbilisi, Georgia, 0114

                                                        Re: Medicale Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 17,
2020
                                                            File No. 333-250025

       Dear Mr. Alborovi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover Page

   1. We refer to prior comment 1 and note that the cover page of your preliminary prospectus is still dated
"November 12, 2020." Please date the cover page of the prospectus, in addition to the cover
page of the registration statement, as of the date on which the registration statement
is filed.
       Note 5     Intangible Assets, page F-9

   2. Your disclosures on page 3 indicate that Eventiko Inc. will pay for the website in the amount of $12,000.
Please clarify in your disclosures, including in the Prospectus
                                                        Summary, how this
entity is related to you and why they are paying on your behalf.
                                                        Please also refer to
ASC 850-10-50 for related party disclosures required.
 Borisi Alborovi
Medicale Corp.
December 21, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



FirstName LastNameBorisi Alborovi                          Sincerely,
Comapany NameMedicale Corp.
                                                           Division of
Corporation Finance
December 21, 2020 Page 2                                   Office of Life
Sciences
FirstName LastName